

Q2 2018 Financial Results
August 7, 2018



Safe Harbor

Some of the statements contained in this presentation and the Company's August 8, 2018 earnings conference call may constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements reflect the current views of our senior management team with respect to future events, including our financial performance, business and industry in general. Statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," and variations of such words and similar statements of a future or forward-looking nature are intended to identify such forward-looking statements. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions.

Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements, including, among others, the risks and uncertainties disclosed in our annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings made with the Securities and Exchange Commission. Any forward-looking statements you read in this news release reflect our views as of the date of this news release with respect to future events and are subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategy, and liquidity. You should carefully consider all of the factors identified in this news release that could cause actual results to differ.

Second Quarter Key Information

Sales

Sales of $37.0M, down 7.3%
Reduced traffic due to corporate promotional, marketing and media strategies carried over from the latter half of 2017, as well as revenue deferral related to new loyalty program

S-S-S

Same Store Sales off 6.4%
Average check up 4.4% offset by 10.8% decline in traffic

EBITDA

Adjusted EBITDA of $3.7M, 9.9% of sales
Margin down 1.7 pts. as a result of sales deleverage, partially offset by improved commodity cost environment

Margins

Restaurant-level EBITDA of $5.5M, 15.0% of sales
Margin down 1.6 pts. as a result of sales deleverage

Cashflow

Completed underwritten registered public offering of 6M shares
Gross proceeds of $5.3 million – supplemental liquidity and favorable impact on debt covenant compliance

Sales Variance vs. Industry

BWW's vast departure from historical marketing and media strategies beginning in the fall of 2017, as well as a shift in promotional offerings, led to significant departure from casual dining industry trends over the last 3 quarters; system-wide same-store sales fell dramatically in response to these changes.

Same-Store-Sales - DRH vs. Casual Dining (CDR)

Percentages represent DRH reported quarterly SSS



* Per internal company data

Major divergence from CDR trend began Fall 2017

However, we have great optimism in the changes made to embrace the fall football campaign, driving traffic at the end of Q3 and through Q4 2018.

DRH Average Check and Traffic Trends

Sharp declines in traffic began in late-Q3 2017 and have persisted through Q2 2018 as the shift in BWW promotional and media strategies has negatively impacted the system



NOTE: Average check is predominantly driven by price, but is also influenced by product mix and, to a lesser extent, average guests per check.
1 – Ramping up of Tuesday Promotion and the Bogo Blitz offering in 2016 drove 170 bp of the 12.3% traffic decline in Q4 2017.

Q2 Sales Bridge ($M)

Reduced traffic in the quarter was the primary driver of lower sales levels, as system-wide promotional and media strategies were a drag similar to latter-2017



$39.9
$0.2
$0.3
$0.1
$0.1
$0.2
$0.4
$2.6
$37.0
Q2 2017 Revenue
Easter/Calendar Shift
NRO
Sporting Events
Deferred Revenue
Promotion Changes
Closures
Traffic/Avg Ticket
Q2 2018 Revenue

Owned and Operated by Diversified Restaurant Holdings, Inc.

YTD Sales Bridge ($M)

Reduced traffic has been the story all year, as system-wide promotional and media strategies were a drag similar to latter-2017



$84.3
$0.9
$0.1
$0.3
$0.4
$1.2
$1.6
$5.0
$76.6
Q2 2017 YTD Revenue
NRO
Sporting Events
Deferred Revenue
Closures
Promotion Changes
Calendar Shift
Traffic/Avg Ticket
Q2 2018 YTD Revenue

Owned and Operated by Diversified Restaurant Holdings, Inc.

Q2 Adjusted EBITDA Bridge ($M)

More favorable traditional wing costs and lower G&A expenses helped to offset
the impact of traffic and labor costs for the quarter



YTD Adjusted EBITDA Bridge ($M)

More favorable traditional wing costs and lower G&A expenses helped to offset the impact of traffic, calendar shift and labor costs for the year-to-date period



Quarterly Restaurant EBITDA Trend



1 – On June 29, 2015, we acquired 18 locations in the St. Louis market to add to our existing 44 units, which had a dilutive AUV of $2.3 million
2 – FF = Franchise-related fees which includes 5.0% royalty and 3.0 – 3.15% NAF (national advertising fund)

10

Q2 Cost of Sales Bridge (% of Net Sales)

diversifiedrestaurantholdingsinc.

Improved traditional wing costs have led to a significant improvement in cost of sales in 2018



29.9%
1.9%
0.5%
28.5%
Q2 2017 COS %
Traditional Wings
Promotional Activity
Q2 2018 COS %

BUFFALO WILD WINGS
Owned and Operated by Diversified Restaurant Holdings, Inc.

YTD Cost of Sales Bridge (% of Net Sales)

DRH diversifiedrestaurantholdingsinc.

For the year-to-date period, improved traditional wing costs have led to 142 bp improvement in total cost of sales, while most other cost buckets have been held in check



29.6%
1.4%
0.1%
28.3%
Q2 2017 YTD COS %
Traditional Wings
Promotional Activity
Q2 2018 YTD COS %

BUFFALO WILD WINGS
Owned and Operated by Diversified Restaurant Holdings, Inc.

COS Trends and Wing Impact

Traditional wing costs were escalated throughout 2017 and hit record highs in Q4, but have recently declined from these highs; wings as % of total COS spiked to 24.7% in 2017



NOTE: Wing prices shown are the average price paid per pound of fresh, jumbo chicken wings – including distribution costs of approximately $0.29 per pound
1 – Q3 actual reported COS was 29.2% which included $323K in cover charges for a UFC fight that had no cost associated with it

Q2 Labor Bridge (% of Net Sales)

Labor cost headwinds had a nearly 200 bp negative impact on margins in Q2 as wages have increased and efficiencies have been hindered by the lower sales environment


25.5%
0.4%
0.4%
0.9%
0.3%
27.5%
Q2 2017 Labor %
Hourly Wage
Management Wage
Sales Deleverage
Labor Overhead & Bonus
Q2 2018 Labor %

Owned and Operated by Diversified Restaurant Holdings, Inc.

YTD Labor Bridge (% of Net Sales)

Labor cost headwinds had a nearly 150 bp negative impact on margins in YTD 2018 as wages have increased and efficiencies have been hindered by the lower sales environment



25.1%
0.4%
0.1%
0.9%
0.1%
26.6%
Q2 2017 YTD Labor %
Hourly Wage
Management Wage
Sales Deleverage
Labor Overhead & Bonus
Q2 2018 YTD Labor %

Buffalo Wild Wings
Owned and Operated by Diversified Restaurant Holdings, Inc.

Lower G&A Run Rate ($M)

G&A costs continue to trend down as cost savings initiatives take effect; achieved target of 5% of sales, despite lower than anticipated sales



Note: G&A expenses are shown net of non-recurring expenses.

Free Cash Flow and Net Debt ($M)

DRH diversifiedrestaurantholdingsinc.

Free Cash Flow improved on a TTM basis as lower capital spend offset reduced EBITDA; net debt down to $105.7 million

($ millions)

	2015	2016	2017	Q2 2018 TTM
Total net sales	$ 144.8	$ 166.5	$ 165.5	$ 157.8
Restaurant level EBITDA	29.7	32.3	28.3	25.7
Adjusted EBITDA	21.6	23.6	19.9	17.9
Capital expenditures	(20.2)	(12.5)	(4.7)	(2.0)
Changes in net working capital	3.9	0.0	0.0	(0.3)
Interest	(4.2)	(5.8)	(6.6)	(6.7)
Taxes	-	-	-	-
Free cash flow	**$ 1.1**	**$ 5.3**	**$ 8.6**	**$ 8.9**
Debt amortization	$ (8.2)	$ (10.0)	$ (12.1)	$ (12.0)
Cash	14.2	4.0	4.4	2.5
Debt	126.3	121.2	113.9	108.2
Net debt	$ 112.1	$ 117.2	$ 109.5	$ 105.7
Net debt / LTM EBITDA	**5.2X**	**5.0X**	**5.5X**	**5.9X**

BUFFALO WILD WINGS
Owned and Operated by
Diversified Restaurant Holdings, Inc.

Value Creation – Going Forward



Current Environment

> Franchisor under new ownership – demonstrated track record
> Renewed energy and excitement behind the brand
> Progress behind the scenes on many fronts including marketing, advertising, information technology, menu and more
> Testing and evaluating new initiatives with the franchisor

Later 2018

> Traction from changes
> New and improved media strategy rollout planned for fall
> Well positioned to leverage improved commodity cost environment and future sales growth

Value Proposition

> 2019 Rebranding campaign
> Best in class operations
> Strong cash flow targeted at debt reduction converts to equity value
> Tax benefits to offset over $75 million in pre-tax income

Guest Experience

Guest Experience scores are strong and trending up.

Guest Loyalty Index +3.5% **87.9%** 	**Overall Satisfaction** +6.3% **87.6%** 
Likely to Recommend +2.2% **89.8%** 	**Overall Value** +5.0% **81.9%** 

Half year 2018 vs. Half year 2017
Source: internal company data

Loyalty Attachment Rates



Blazin' Rewards Loyalty Attachment Rates

- Our goal is to reach 35% loyalty attachment by the end of 2018

- Multiple data sources suggest that a 35% attachment rate is the point at which the restaurant obtains maximum benefits through higher frequency visits from less regular guests

- We are leading the pack, as the BWLD franchise system is currently at 10.3% loyalty attachment

* Source: internal company data

Exhibits



Historical Wing Prices

Volatile fresh wing spot prices had ranged between $1.41 and $2.16/lb. since 2015; prices have been on the decline since October 2017, with the spot price currently at $1.36



$ / lb. Fresh Jumbo Northeast Chicken Wing Spot Prices

Source: Urner Barry Comtell™ UB Chicken – Northeast Jumbo Wings
NOTE: Logistics cost to restaurants is $0.33 / lb. over the spot price

EBITDA Reconciliation

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES
Reconciliation between Net Income (Loss) and Adjusted EBITDA and Adjusted Restaurant-Level EBITDA

	Three Months Ended (Unaudited)		Six Months Ended (Unaudited)	
	July 1, 2018	June 25, 2017	July 1, 2018	June 25, 2017
Net Income (Loss)	$ (1,140,210)	$ (409,090)	$ (948,381)	$ 422,030
+ Loss from discontinued operations	—	117,747	—	82,207
+ Income tax benefit	(154,468)	(604,560)	(455,891)	(582,296)
+ Interest expense	1,609,987	1,642,306	3,256,031	3,218,260
+ Other income, net	(20,576)	(25,140)	(53,216)	(52,307)
+ Loss on asset disposal	6,946	264,015	12,797	286,074
+ Depreciation and amortization	3,100,745	3,271,541	6,267,245	6,904,795
EBITDA	$ 3,402,424	$ 4,256,819	$ 8,078,585	$ 10,278,763
+ Pre-opening costs	—	294,473	—	325,843
+ Non-recurring expenses (Restaurant-level)	—	—	—	14,300
+ Non-recurring expenses (Corporate-level)	270,693	71,457	698,218	161,554
Adjusted EBITDA	$ 3,673,117	$ 4,622,749	$ 8,776,803	$ 10,780,460
Adjusted EBITDA margin (%)	*9.9 %*	*11.6 %*	*11.5 %*	*12.8 %*
+ General and administrative	2,137,772	2,066,409	4,359,741	4,423,375
+ Non-recurring expenses (Corporate-level)	(270,693)	(71,457)	(698,218)	(161,554)
Restaurant–Level EBITDA	$ 5,540,196	$ 6,617,701	$ 12,438,326	$ 15,042,281
Restaurant–Level EBITDA margin (%)	*15.0 %*	*16.6 %*	*16.2 %*	*17.8 %*

EBITDA Reconciliation cont.

Restaurant-Level EBITDA represents net income (loss) plus the sum of non-restaurant specific general and administrative expenses, restaurant pre-opening costs, loss on property and equipment disposals, depreciation and amortization, other income and expenses, interest, taxes, and non-recurring expenses related to acquisitions, equity offerings or other non-recurring expenses. Adjusted EBITDA represents net income (loss) plus the sum of restaurant pre-opening costs, loss on property and equipment disposals, depreciation and amortization, other income and expenses, interest, taxes, and non-recurring expenses. We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not presented in accordance with GAAP, because we believe they provide an additional metric by which to evaluate our operations. When considered together with our GAAP results and the reconciliation to our net income, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and Adjusted EBITDA together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income, and cash flows from operations, to assess our historical and prospective operating performance and to enhance the understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) they are used internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses and restaurant pre-opening costs, which is non-recurring. The use of Restaurant-Level EBITDA thereby enables us and our investors to compare our operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant level productivity, efficiency, and performance. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structure and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of property and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management team believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing, or financing activities, or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither Restaurant-Level EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items. Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures.